China SXT Pharmaceuticals, Inc.

178 Taidong Rd North, Taizhou

Jiangsu, China

June 21, 2019

Via Edgar

Ms. Ada D. Sarmento

Division of Corporation Finance

Office of Health & Insurance

U.S. Securities and Exchange Commission

Re:	China SXT Pharmaceuticals, Inc.
Registration Statement on Form F-1
Filed on May 30, 2019
File No. 333-231830

Dear Ms. Ada:

This letter is in response to the letter dated June 13, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China SXT Pharmaceuticals, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Draft Amendment No.1”) is being submitted confidentially to accompany this letter.

Registration Statement on Form F-1

Exhibits

1. Please file, which may include incorporating by reference, all exhibits required by Item 601 of Regulation S-K. For example, we note that you have not filed your memorandum and articles of association or your other material contracts. We also note that you have filed forms of certain notes and agreements. Please file execution versions with conformed signatures of all executed notes and agreements.

In response to the Staff’s comment, we have included all the exhibits required by Item 601 of Regulation S-K, including the Memorandum and Article of Association, execution version of notes and agreements, certain material contracts and the list of subsidiaries. We also updated Opinion and Consent of Campbells and the Consent of ZH CPA, LLC accordingly.

General

2. Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A to Form 20-F.

In response to the Staff’s comment, we have included interim financial statements for the period ended in September 30, 2018 in the registration statement to comply with the guidance outlined in Item 8.A to Form 20-F.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Very truly yours,

/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer and Chairman of the Board of Directors

Joan Wu, Esq.

Hunter Taubman Fischer & Li LLC